

May 13, 2020

Stuart Gleichenhaus
Interim Chief Financial Officer
Covetrus, Inc.
7 Custom House Street
Portland, ME 04101

> **Re: Covetrus, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed March 3, 2020**
> **File No. 001-38794**

Dear Mr. Gleichenhaus:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Notes to Consolidated Financial Statements
Note 7. Goodwill and Other Intangible Assets, Net
Other Intangible Assets, Net, page 67

1. Please disclose the useful lives of each major intangible asset class for the Vets First Choice acquisition at December 31, 2019. Refer to ASC 350-30-50-1(a)(3).

2. Intangibles for product development increased by $400 million in 2019, apparently due to $50 million of product formulas and $350 million of developed technologies obtained in the acquisition of Vets First Choice in February 2019. It is unclear from your disclosure here and in "Cost of Sales" on page 60 which major intangible asset classes are amortized to cost of sales versus selling, general and administrative (SG&A) expenses. Please tell us how you determine to classify the amortization for each major class of intangible assets as cost of sales or SG&A and the rationale for your determination.

Stuart Gleichenhaus
Covetrus, Inc.
May 13, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at (202) 551-3273 or Doug Jones at (202) 551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ms. Erin Brennan